
82-3470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

20th July, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001



SEC MAIL PROCESSING
RECEIVED
JUL 2 6 2005
WASH DC 108 SECTION

Dear Sirs,

In terms of Clause 41 of the Listing Agreement, we write to advise that a Meeting of the Board of Directors of the Company has been convened on Friday, 29th July, 2005, inter alia, to consider and approve the unaudited financial results (provisional) of the Company for the quarter ended 30th June, 2005.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
JUL 28 2005
THOMSON
FINANCIAL



ITC Limited

cc: Securities Exchange Commission
           Division of Corporate Finance
           Office of International Corporate Finance
           Mail Stop 3-9
           450 Fifth Street
           Washington DC 20549
           U.S.A.

cc: Societe de la Bourse de Luxembourg
           11 Avenue de la Porte - Neuve
           L-2227 Luxembourg.